SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 3, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 3, 2021.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/30/2021

ITEM # 1: For a majority of 609,897,551 votes for, 983,290 abstentions and 1,513,890 votes against this motion, the Shareholders resolved to approve holding this General and Special Shareholders’ Meeting remotely in accordance with the provisions of General Resolution No. 830/2020 issued by the Argentine Securities Exchange Commission.

ITEM # 2: For a majority of 611,358,381 votes for, 998,080 abstentions and 38,270 votes against this motion, the Shareholders decided to appoint the representatives of the Fideicomiso Trust JHB, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM # 3: For a majority of 599,027,321 votes for, 13,322,000 abstentions and 45,410 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2020.

ITEM # 4: For a majority of 474,546,164 votes for, 137,793,047 abstentions and 55,520 votes against this motion, with the appropriate abstention in each case of the shareholders members of the Board, Messrs. Delfin Jorge Ezequiel Carballo and Delfín Federico Ezequiel Carballo, with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2020.

ITEM # 5: For a majority of 611,251,891 votes for, 1,009,140 abstentions and 133,700 votes against this motion, the Shareholders resolved to apply the negative retained earnings as of December 31, 2020 totaling AR$ 50,602,847,744.91 and the personal property tax on business corporations of AR$ 311,943,788.14, as follows:

a)	the amount of AR$ 30,268,993,306.90 with the Income for the year 2020;
b)	the amount of AR$ 442,037.35 to the Legal Reserve Fund; and
c)	AR$ 20,645,356,188.80 to the optional reserve fund for future distribution of profits.

It was expressly stated that the above mentioned figures are expressed in constant currency as of 31 December 2020.

ITEM # 6: For a majority of 611,273,371 votes for, 977,940 abstentions and 143,420 votes against this motion, the Shareholders resolved to approve (i) the separation of AR$ 10,000,425,701.12 from the optional reserve fund for future distribution of profits, representing AR$ 15.64 per share, for the payment of a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA). The Shareholders’ were advised that the Central Bank of the Republic of Argentina has not yet informed its decision regarding the requested authorization for the distribution of dividends and that, pursuant to the provisions of BCRA’s Communiqué “A” 7181, the distribution of profits by financial entities is suspended until 06/30/2021. It was expressly stated that the dividend is calculated on figures expressed in constant currency as of 31 December 2020; and (ii) delegate to the Board the powers to determine how, when and under what terms shall such dividend be made available to the shareholders in proportion to their respective shareholdings, once the above mentioned authorization is obtained from the BCRA.

ITEM # 7: For a majority of 610,930,021 votes for, 1,273,730 abstentions and 190,980 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2020, on the amount of AR$ 1,579,649,159.69, this amount represents 4.96% of the computable profit. It was informed that the values in nominal currency amount to AR$ 1,381,124,320 and the adjustment to state such values in constant currency as of 31 December 2020 totals AR$ 198,524,839.69; and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Board.

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ITEM # 8: For a majority of 610,946,001 votes for, 1,270,500 abstentions and 178,230 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 2,752,314.10, such amount being reported in the statement of income for the fiscal year ended December 31, 2020. It was informed that the values in nominal currency amount to AR$ 2,340,000 and the adjustment to state such values in constant currency as of 31 December 2020 totals AR$ 412,314.10, and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 9: For a majority of 611,303,151 votes for, 988,280 abstentions and 103,300 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 49,679,160, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2020.

ITEM # 10: For a majority of 581,855,240 votes for, 1,031,740 abstentions and 29,507,751 votes against this motion, the Shareholders resolved to approve the ratification of the appointment of Mr. Santiago Horacio Seeber as regular director for two fiscal years, until the expiration of the designation of the deceased director Mr. Jorge Horacio Brito.

ITEM # 11: For a majority of 610,655,930 votes for, 1,038,510 abstentions and 700,291 votes against this motion, the Shareholders’ Meeting resolved to appoint Delfín Jorge Ezequiel Carballo as regular director to hold office for three fiscal years, who is a non-independent director.

For a majority of 588,506,960 votes for, 1,055,240 abstentions and 22,832,531 votes against this motion, the Shareholders’ Meeting resolved to appoint Mrs. Constanza Brito as regular director to hold office for three fiscal years, who is a non-independent director.

For a majority of 610,230,660 votes for, 1,038,880 abstentions and 1,125,191 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Mario Luis Vicens as regular director to hold office for three fiscal years, who is an independent director.

For a majority of 588,814,200 votes for, 1,038,150 abstentions and 22,542,381 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Sebastián Palla as regular director to hold office for three fiscal years, who is an independent director.

For a majority of 581,093,380 votes for, 5,972,550 abstentions and 25,328,801 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Mariano Ignacio Elizondo as regular director to hold office for three fiscal years, who is an independent director.

ITEM # 12: For a majority of 610,942,891 votes for, 1,061,940 abstentions and 389,900 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Marcos Brito as alternate director to hold office for one fiscal year, who is a non-independent director.

ITEM # 13: For a majority of 604,199,931 votes for, 7,423,230 abstentions and 771,570 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Enrique Alfredo Fila as regular syndics and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Gustavo Macagno as alternate syndics, to hold office for one fiscal year. All of them are independent.

ITEM # 14: For a majority of 611,126,821 votes for, 1,010,420 abstentions and 257,490 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2021, the Certified Public Accountant Leonardo Daniel Troyelli, who shall act as regular auditor and the Certified Public Accountant Pablo Mario Moreno as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

ITEM # 15: For a majority of 611,285,971 votes for, 1,007,300 abstentions and 101,460 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 2,822,000.

ITEM # 16: For a majority of 611,264,151 votes for, 1,023,900 abstentions and 106,680 votes against this motion, the Shareholders’ Meeting resolved to authorize Hugo Nicolás Luis Bruzone, Carolina Paola Leonhart, Carla Valeria Lorenzo, Paola Beatriz Gayoso, Luciano Babuin, Alejandro Senillosa and Gabriela Eliana Blanco, so that any one of them acting jointly, severally or individually, may carry out before the relevant entities any acts or proceedings that are necessary for the approval and registration of the resolutions approved by this Shareholders’ Meeting, as applicable, with powers to execute and deliver all public and private instruments that may be appropriate or convenient for the above mentioned purpose, including the powers to publish official notices, answer notices and withdraw documentation.

Signed: Delfín Jorge Ezequiel Carballo (Chairman of the Board); Federico Miguel Salim (representing Fideicomiso Trust JHB); María Belén Albornoz (representing The Bank of New York Mellon); Marianela Lago (representing ANSES-FGS); and Alejandro Almarza (member of the Supervisory Committee).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 3, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer